August 19, 2019

VIA COURIER AND EDGAR

Division of Corporate Finance

Office of Telecommunications

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	The Pennant Group, Inc.
Amendment No. 1 to Registration Statement on Form 10-12B
Response dated July 31, 2019
File No. 001-38900

Ladies and Gentlemen:

On behalf of The Pennant Group, Inc. (the “Company” or “Pennant”), set forth below are responses to the comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter, dated August 9, 2019 (the “Comment Letter”), relating to the Company’s response letter dated July 31, 2019 related to amendment no. 1 to registration statement on Form 10 (File No. 001-38900) that was filed on July 3, 2019 (the “Registration Statement”). The headings and numbered paragraphs of this letter correspond to the headings and paragraph numbers contained in the Comment Letter and, to facilitate the Staff’s review, we have reproduced the text of the Staff’s comments in italics below.

Amendment 1 to Registration Statement on Form 10-12B

Adjusted EBITDAR, page 132

1. We note your response to comment 4. We understand that you use combined Adjusted EBITDAR as a valuation measure. As such, please revise to: 1) limit its disclosure only to the most recent period presented; 2) clarify why the measure is useful as a valuation tool; and 3) describe the limitations of the measure.

Response:

As discussed with the Staff, the Company has revised the disclosure throughout the Information Statement to limit the disclosure of its non-GAAP financial valuation measure, Combined Adjusted EBITDAR, to the most recent period and fiscal year. Management believes it is critical that we also present Combined Adjusted EBITDAR for the most recent annual period, December 31, 2018, as our business and continuing operations are impacted by seasonal factors and trends. We have experienced and may in the future experience higher revenue in the first and fourth quarters, reflecting increased census and patient acuity during the flu season and the timing of changes in levels of reimbursement from governmental agencies and other third party payors. We believe the presentation of Combined Adjusted EBITDAR for the year ended December 31, 2018 will provide the most accurate valuation metric of the recent fiscal year to the readers of the financial statements.

In addition, we have further expanded the disclosure on why we believe it is a useful valuation tool and the limitations of this measure. We have revised the presentation to clearly distinguish non-GAAP financial valuation and operational metrics.

2. We note your response to comment 5 and that you will no longer present Adjusted EBITDAR for your Home Health and Hospice segment. However, we believe that your presentation of Adjusted EBITDAR for your Senior Living may violate Rule 100(b) of Regulation G because it is measure of segment performance that excludes normal, recurring, cash operating expenses necessary to operate your business. Please revise to remove this measure. Refer to Question 100.01 of the Staff’s Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Response:

The Company respectfully acknowledges the Staff’s comment. We have revised the disclosure in the Management Discussion and Analysis (“MD&A”) and elsewhere in the Information Statement to exclude Segment Adjusted EBTIDAR from our Senior Living segment.

During the third quarter of 2019, the segment profit measure was changed to Segment EBITDAR from operations which represents segment income excluding interest, taxes, depreciation and amortization, rent—cost of services and general and administrative expenses from segment profit, as we do not allocate general and administrative expenses to our reportable segments.In connection with the spin-off transaction and the appointment of the Chairman, Chief Executive Officer and President for the new spin-off company, our chief operating decision maker (“CODM”) was changed for the reporting segments. Our new CODM uses Segment EBITDAR from operations as the primary segment profit measure to evaluate the operating performance of each reportable segment. Our CODM utilizes Segment EBITDAR from operations to compare operating results between our two reportable segments without the impact of capital structures. Home health and hospice services are primarily provided in a patient’s primary residence. As such, rent expense is not a significant cost in the operation of the business. Essentially, the rent expense in the home health and hospice industry mainly consists of leases of commercial office space. In contrast to the Home Health and Hospice segment, our Senior Living segment provides service to residents in communities that are either owned or leased pursuant to long-term triple net lease agreements. This is also a key metric used by our management and board of directors to understand operating results of each reportable segment.

We reviewed the guidance in ASC 280-10 50-35 and the observation in its Current Accounting and Disclosure Issues in the Division of Corporation Finance (updated November 30, 2006) regarding changes in its internal structure after year-end but before the financial statements are issued. Based on the review of this guidance, we will present in the third quarter financial statements Segment EBITDAR from operations as the segment measure for our Senior Living and Home Health and Hospice segments. The timing of this presentation will be consistent with the timing of the change in segment measure. In accordance with the guidance in ASC 280-10-50-36, we will also recast the segment profit measure on a comparable basis for all periods presented in our segment footnote and presented in our interim and previously issued annual financial statements and MD&A in future filings starting in the third quarter.

In addition to using Segment EBITDAR from operations as our segment profit measure, which is prepared in accordance with accounting standards generally accepted in the United States (“GAAP”), we plan on making further adjustments to Segment EBTIDAR from operations in MD&A to present Adjusted Segment EBITDAR from operations for each segment, which will be considered a GAAP measure. We will provide the reason for the use of the GAAP measure and required reconciliations in MD&A in future filings.We adjust our segment measure, Segment EBITDAR from operations, when evaluating our segment performance because we believe that the exclusion of certain additional items in Adjusted EBITDA are applicable to the segment results and provides useful supplemental information to investors regarding our ongoing operating performance within our segment. Segment Adjusted EBITDAR from operations is a common measurement that is used by management, research analysts, rating agencies and investors to compare the performance results of our reportable segment to different companies in our industry. We believe that the presentation of Segment Adjusted EBITDAR from operations, when combined with Segment EBITDAR from operations is beneficial to an investor’s complete understanding of our operating performance at each reportable segment.

We hope that the foregoing has been responsive to the Staff’s comments. If you have any questions related to this letter, please contact Christian O. Nagler of Kirkland & Ellis LLP at (212) 446-4660.

Sincerely,

/s/ Daniel H Walker

Daniel H Walker

cc:	Christian O. Nagler
Kirkland & Ellis LLP

Suzanne Snapper
The Ensign Group, Inc.